EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Year Ended					Nine Months Ended
	July 31, 1999	July 31, 2000	July 31, 2001	July 31, 2002	July 31, 2003	April 30, 2003	April 30, 2004
						(Unaudited)
Net loss from operations before income taxes	$(5,113)	$(21,567)	$(41,381)	$(34,146)	$(7,450)	$(3,879)	$(9,238)

Fixed charges:
Interest expense	17	58	65	82	8	8	99
Debt costs amortization	—	—	—	—	—	—	96
Building rentals	337	408	737	563	276	194	384

Total fixed charges	354	466	802	645	284	202	579

Net loss from operations before income taxes plus fixed charges	$(4,759)	$(21,101)	$(40,579)	$(33,501)	$(7,166)	$(3,677)	$(8,659)

Ratio of earnings to fixed charges(1)	—	—	—	—	—	—	—

(1)	Due to the registrant’s loss for each of the periods presented, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $5,113,000, $21,567,000, $41,381,000, $34,146,000 and $7,450,000 for the years ended July 31, 1999, 2000, 2001, 2002 and 2003, respectively, and $3,879,000 and $9,238,000 for the nine months ended April 30, 2003 and 2004, respectively, to achieve a coverage of 1:1.